NUMBER

SHARES



EXOTACAR, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

AUTHORIZED CAPITAL ONE HUNDRED MILLION SHARES (100,000,000) SHARES OF COMMON STOCK WITH ($0.001) PAR VALUE

TEN MILLION SHARES (10,000,000) OF PREFERRED STOCK WITH ($0.001) PAR VALUE

FULLY PAID AND NON-ASSESSABLE SHARES OF THE CAPITAL STOCK OF SAID CORPORATION

This Certifies that

registered holder of

is the _____ Shares

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed

this _____ day of _____ A.D. 20 ____

